April 30, 2002

VIA EDGAR TRANSMISSION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C.  20549

Re:  ISONICS CORPORATION
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON
     FORM SB-2 (FILE NO. 333-56562) FILED MARCH 5, 2001, AND AMENDED MAY 30, 2001 AND NOVEMBER 6, 2001

Dear Ms. Pierce:

     Pursuant to Rule 477, Isonics Corporation hereby requests to withdraw its registration statement on Form SB-2 that is referenced above. Isonics seeks to withdraw this registration statement because a portion of the securities eligible to be included in that registration statement have been held for more than one year and thus are eligible for sale under Rule 144; furthermore, while Isonics retains a contractual obligation with respect to those securities, the current market price for Isonics common stock makes it unlikely that the securities sought to be registered will be exercised or sold. Finally, Isonics desires to withdraw the registration statement on Form SB-2 because of its more immediate contractual obligation to obtain effectiveness for a Form S-3 registration statement which has been filed with the Commission (file no. 333-86860).

     We very much appreciate the time you and the other members of the Commission's staff took in reviewing the registration statement on Form SB-2. Isonics believes that a withdrawal of the registration statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a). In that connection, we note that the most recent comment letter received from the Commission for the registration statement on Form SB-2 was dated December 21, 2001. Isonics had commenced responding to the comments raised by the staff at that time, and we understand that the staff had several discussions with Steven

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 2


Felsenstein, Esq., counsel to one of the selling securityholders named in that registration statement.

     Isonics believes that the comments that the staff made in its letter of December 21, 2001, were meritorious and should be addressed publicly notwithstanding Isonics' intention to withdraw the registration statement to which the comments related. Furthermore, Isonics has a desire to ensure that its disclosure under the Securities Exchange Act of 1934 (the "1934 Act") was wholly consistent with its disclosure under the Securities Act of 1933 (the "1933 Act"). As a result, Isonics filed a Form 8-K dated February 28, 2002 (filed March 25, 2002) which amended the following items of its Form 10-KSB for the period ended April 30, 2001:

     Item 1 - Description of Business
     Item 2 - Description of Property
     Item 3 - Legal Proceedings
     Item 4 - Submission of Matters to a Vote of Security Holders
     Item 5 - Market for Common Equity and Related Stockholder Matters
     Item 6(b) - Risk Factors
     Item 9 - Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act
     Item 10 - Executive Compensation
     Item 11 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
     Item 12 - Certain Relationships and Related Party Transactions
     Item 13 - Exhibits and Reports on Form 8-K

     These items were amended in accordance with the comments the staff raised in its letter of December 21, 2001. We have attached a marked copy of the amendment and have forwarded that to you with the hard copy of this withdrawal request. The marked information reflects the changes made. The following discussion is keyed to the comments in your comment letter and further explains how the changes made respond to the staff's comments, resulting in disclosure to the public in a manner wholly consistent with the rules and regulations of the Commission and with the public interest.

     Because of subsequent events and other changes, the changes in this amendment are significant and impact substantially each paragraph of the amendment. We have, therefore, expanded our responses in this letter to provide you greater assistance in your review. The following narrative addresses your comments (which we have repeated in ITALIC TYPE).

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 3


1. WE NOTE THAT IN A NOVEMBER 13, 2001 PRESS RELEASE YOU MADE COMMENTS ABOUT THE NEXT YEAR. FOR EXAMPLE, YOU INDICATE THAT YOU SEE ISONICS MAKING SUBSTANTIAL PROGRESS IN 2002 AND THAT YOU EXPECT TO TURN PROFITABLE BY JANUARY 2003. ADVISE US CONCERNING THE BASIS FOR THESE PROJECTIONS AND THE GENERAL NATURE OF THE COMPANY'S (AND ITS AFFILIATES') POLICY FOR THE PUBLIC DISSEMINATION OF INFORMATION REGARDING THE COMPANY'S BUSINESS WHILE SECURITIES ARE IN REGISTRATION. ALSO, INFORM US OF THE CONSIDERATION YOU HAVE GIVEN TO SECURITIES ACT RELEASE NOS. 33-5180 (AUGUST 16, 1971) AND 33-5009 (OCTOBER 7, 1969). PROVIDE YOUR ANALYSIS AS TO WHETHER THE PRESS RELEASE OR THE DISSEMINATION OF INFORMATION BY THE COMPANY HAS THE PURPOSE OR EFFECT OF FACILITATING THE DISTRIBUTION OF THE SECURITIES THAT ARE THE SUBJECT OF THE OFFERING. IN ADDITION, PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO INCLUDING THIS INFORMATION IN YOUR PROSPECTUS. WE MAY HAVE FURTHER COMMENT.

     Isonics is a public company with an active market for its common stock; its common stock is quoted on the Nasdaq SmallCap Market. Consequently Isonics has an obligation under the federal securities laws and the requirements of Nasdaq to provide its shareholders with material current information. Among the many sources of these requirements is Regulation FD, now more than a year old. The November 13, 2001 press release you cited was issued specifically as a result of the requirements of Regulation FD. Isonics held its annual meeting of shareholders on November 13, 2001, and the press release was intended to provide the information to the marketplace that was released at the shareholders' meeting.

     We are and have been aware of Releases 33-5180 and 33-5009. As you noted, both were issued more than 30 years ago when the requirements for securities disclosure were vastly different than is currently the case. The more current of the two releases, the 1971 Rel. 33-5180 states in pertinent part:

     "Neither a company in registration nor its representatives should instigate publicity for the purpose of facilitating the sale of securities in a proposed offering. Further, any publication of information by a company in registration other than by means of a statutory prospectus should be limited to factual information and should not include such things as predictions, projections, forecasts or opinions with respect to value."

     The earlier, 1969 release, is to the same effect. Subsequent interpretations all concur that an issuer should not issue press releases or take other steps to condition the market for a future offering of securities.

     Isonics did not issue its November 13, 2001, press release for the purpose of facilitating

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 4


the sale of securities in the pending registration statement or in any other registration statement. Isonics has a practice of issuing press releases regarding material events, and the November 13, 2001, press release is a continuation of this practice. As you will note from a review of Isonics' internet site, WWW.ISONICS.COM, Isonics issued 18 press releases in 2001 and it had issued 24 press releases in 2000. Clearly Isonics' policy of issuing press releases pre-dates the pending registration statement and is in its normal course of business. In fact, in the view of Isonics, its policy of publishing material information is required by Regulation FD and other applicable regulations of the Securities and Exchange Commission and Nasdaq.

     One aspect of your question requires further discussion. As you noted, the November 13, 2001, press release did contain "forward looking" information. The precise language of the press release is a quote from Isonics' president, James
E. Alexander, which repeated information given to the shareholders at the annual meeting, and was as follows:

     "Looking ahead for 2002, I see Isonics making substantial progress. We expect to obtain sufficient financing to become a silicon-on-insulator
     (SOI) wafer manufacturer and to provide working capital to allow rapid growth in revenues. These revenues will come from continued growth in life science and health care product sales plus SOI wafer revenues. With the revenue growth we have forecast, we should substantially reduce our cash burn rate and expect to turn profitable by January 2003. We have not forecasted any silicon-28 revenues through 2002, although there is a considerable chance that we could deliver our first commercial wafers during this period."

     Since 1971 when the Commission issued Rel. 33-5180, the attitude of the securities community in general and the Commission in particular toward forward-looking statements has changed dramatically. Although the market has always emphasized the importance of forward-looking information, the regulatory community was slow to adapt. The Commission started moving in that direction with the adoption of Rule 175 under the 1933 Act in 1979. The Commission adopted a similar safe-harbor under the 1934 Act, Rule 3b-6, in 1981. In connection with its adoption of the integrated disclosure system in 1981, the Commission dramatically amended the requirements for Management's Discussion and Analysis in Regulation S-K. Regulation S-B is now applicable to Isonics, and as you know,
Item 303 of Regulation S-B sets forth the Commission's REQUIREMENT that issuers such as Isonics describe

     "any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the small business issuer's short-term or long-term liquidity . . . [or] on the net sales or revenues or income from continuing operations."

     Congress, in adopting the Private Securities Litigation and Reform Act of 1995,

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 5


emphasized the importance it assigned to public-company disclosure of forward-looking information. The PSLRA added ss.27A to the 1933 Act and ss.21E to the 1934 Act to provide issuers with a statutory safe-harbor for forward-looking information to supplement the regulatory requirements and safe-harbors adopted by the Commission itself.

     These rules and statutory amendments were all adopted well after Rel. 33-5180 and 33-5009. In each case in adopting the rules and amendments, the Commission and Congress discussed the importance of forward-looking information to the market. In adopting Regulation FD in October 2000 in Rel. 33-7881 and Rel. 34-43154, the Commission expressed its intention for the new regulations:

     "Regulation FD, therefore, should promote full and fair disclosure of information by issuers and enhance the fairness and efficiency of our markets."

     Were Isonics to fail to disclose the information contained in the November 13, 2001, press release, it could be severely criticized.

     In determining whether the statements that Isonics itself made should be questioned, one must look at them in context. The statements Mr. Alexander made are very general statements expressing optimism for the future. They are not specific predictions of sales revenues or income levels. Mr. Alexander described the future by reflecting his vision that Isonics would be "making substantial progress," and his expectation that Isonics would "obtain sufficient financing to become a silicon-on-insulator (SOI) wafer manufacturer." He did refer to forecasted "revenue growth," but never predicted the anticipated level of growth expected. Mr. Alexander did state his expectation that Isonics may "turn profitable by January 2003." Because of the general nature of these statements, Isonics does not believe that any investor can be deceived. In that connection you should note the COLBY V. HOLOGIC, INC. case (FED. SEC. L. REP. (CCH)PARA 97,609, 817 F. Supp 204 (D. Mass. 1993)) and many successor cases where the court advised that "generalized projections such as `long term prospects are bright' are not material as a matter of law, and reliance on such statements could not be reasonable."

     We should note that Isonics is aware of its obligations to undertake no market-priming activities while it is in registration. As a public company, under the Rules and Regulations adopted by the Commission, Nasdaq, and the courts, however, Isonics does have an obligation to make full and fair disclosure in accordance with the rules imposed on it. We believe that the November 13, 2001, press release, and the other disclosure that Isonics has made in the past meet these requirements and do not infringe on the prohibitions of Rel. 33-5180 or Rel. 33-5009 as

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 6


they should be interpreted today.

     Finally, you asked us to advise what consideration has been given to including the information in the prospectus. You should note that the November 13th press release was published after amendment no. 2 to the registration statement was filed. As is the case with all subsequent information, Isonics has reviewed the registration statement in detail and has included information it believes to be material and relevant in this amendment no. 3. See also your comment #3 and our response.

2. REFER TO PRIOR COMMENT 2. SUPPLEMENTALLY, PROVIDE COPIES OF THE ARTICLES AND INDUSTRY REPORTS THAT YOU REFERENCE OR RELY ON IN THE FILING. THESE MATERIALS SHOULD BE APPROPRIATELY MARKED, DATED; AND REFER TO THE PAGE NUMBERS ON WHICH THEY ARE CITED. AGAIN, THE ATTACHMENT YOU REFERENCE IN YOUR RESPONSE LETTER WAS NOT INCLUDED WITH THE FILING.

     We have previously forwarded the supplemental material you requested by our letter dated January 9, 2002. This was sent by Federal Express and you should have received it by now. If you would like to receive it in .pdf format, please provide us an e-mail address to send it to.

3. PLEASE CONFIRM SUPPLEMENTALLY THAT ALL MATERIAL INFORMATION ON YOUR WEB SITE CAN BE FOUND IN THE PROSPECTUS. FOR EXAMPLE, WE NOTE THAT YOU ANNOUNCED A JOINT DEVELOPMENT PROGRAM WITH CERMET IN AN OCTOBER 9, 2001 PRESS RELEASE, AND YOU ANNOUNCED A PARTNERSHIP WITH A MAJOR WAFER MANUFACTURER IN AN AUGUST 7, 2001 PRESS RELEASE. PLEASE ENSURE THAT ALL MATERIAL AGREEMENTS ARE SUMMARIZED IN THE PROSPECTUS AND ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT.

     Management of Isonics have reviewed the material that Isonics has published and has reviewed the new disclosure provided in the Form 8-K in detail. They believe that all relevant, material information is included in this report. We would note that there are several agreements referenced in the press reports that are not filed as exhibits to the registration statement. Exhibit 10 of Item 601 of Regulation S-B requires that "(i) every material contract, not made in the ordinary course of business . . ." be included as an exhibit. This includes "(B) any contract upon which the small business issuer's business is substantially dependent."

     Although management did believe that the contracts you referenced in this comment were sufficiently important to be included in public announcements, management does not believe that they are "material" as defined by Exhibit 10 of
Item 601 for two reasons:

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 7


     First of all, none of the contracts have any substantial current financial impact on Isonics. Clearly Isonics hopes that the relationships defined in the contracts may develop into significant business for Isonics, but to date the contracts only set forth the terms of a relationship should the research and development efforts succeed.

     Second, Isonics has entered into the contracts in the ordinary course of its business. For several years, Isonics has been engaged in research and development efforts with third parties, and has supplied materials to third parties for testing to determine whether the materials meet the needs of the third parties. These contracts (including specifically but without limitation, the contracts with Cermet, AMD, and the unnamed "major wafer manufacturer") are merely continuation of those efforts.

     Management does not consider any of the contracts not included as exhibits to be material to Isonics at the present time.

4. THE FONT SIZE YOU USE FOR THE COVER PAGE IS TOO SMALL AND DIFFICULT TO READ. PLEASE USE THE SAME SIZE FONT THAT YOU USE FOR THE REST OF THE DISCLOSURE. YOU MAY CONSIDER COMBINING DISCLOSURE IN THE LAST TWO PARAGRAPHS REGARDING PERSONS WHO CAN EXERCISE WARRANTS OR PURCHASE COMMON STOCK OFFERED BY THIS PROSPECTUS.

     This comment is not applicable to the Form 8-K inasmuch as it does not include a cover page of a prospectus.

5. PLEASE ENSURE THAT FUTURE AMENDMENTS INDICATE CLEARLY AND PRECISELY ALL CHANGES EFFECTED IN THE REGISTRATION STATEMENT BY THE AMENDMENT. SEE RULE 472(a) OF REGULATION C.

     This comment is not applicable to the Form 8-K inasmuch as Rule 472(a) refers only to registration statements. Nevertheless, we have provided a marked copy of the Form 8-K to reflect the changes in the comparable disclosure from the registration statement.

6. WE NOTE THAT YOU CALCULATED THE REGISTRATION FEE WITH REFERENCE TO THE MARKET PRICES AS OF OCTOBER 5, 2001 PURSUANT TO RULE 457(c). RULE 457(c) REQUIRES THAT YOU REFER TO A MARKET PRICE WITHIN FIVE BUSINESS DAYS PRIOR TO FILING THE REGISTRATION STATEMENT. REGARDING THE SECURITIES YOU ADDED ON AMENDMENT NO. 2, PLEASE RECALCULATE THE FILING FEE USING A PRICE AS OF A SPECIFIED DATE WITHIN 5 BUSINESS DAYS PRIOR TO THE DATE OF FILING THAT AMENDMENT. ALSO TELL US SUPPLEMENTALLY HOW YOU DETERMINED THE REGISTRATION FEE FOR THE CLASS C WARRANTS.

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 8


     This comment is not applicable to the Form 8-K inasmuch as it does not require a "calculation of registration fee" table.

FRONT OF REGISTRATION STATEMENT AND FRONT COVER PAGE OF PROSPECTUS

7. IN RESPONSE TO OUR PRIOR COMMENT 6 YOU INDICATE THAT SELLING SHAREHOLDERS WILL NOT BE PERMITTED TO USE THE PROSPECTUS. HOWEVER, PLEASE NOTE THAT IF THE PROSPECTUS WILL BE USED BY ISONICS BEFORE THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT, THE "SUBJECT TO COMPLETION" LEGEND REQUIRED BY ITEM 501(a)(10) OF REGULATION S-K SHOULD APPEAR ON THE COVER PAGE OF THE PROSPECTUS.

     This comment is not applicable to the Form 8-K inasmuch as the Form 8-K does not permit any sales by a selling security holder; it merely provides information on which market transactions are presumably based.

8. PLEASE NOTE THAT THE TABLE OF CONTENTS SHOULD BE LOCATED ON THE INSIDE FRONT COVER AND NOT OUTSIDE THE PROSPECTUS. PLEASE MOVE YOUR TABLE OF CONTENTS.

     This comment is not applicable to the Form 8-K inasmuch as it does not require a "table of contents."

9. WE NOTE THAT YOUR RULE 429 FOOTNOTE TO THE REGISTRATION FEE TABLE STATES THAT THE PROSPECTUS COVERS THE ISSUANCE OF 632,610 SHARES OF CLASS C WARRANTS; HOWEVER YOUR COVER PAGE SUGGESTS THAT 202,500 OF THE CLASS C WARRANTS HAVE ALREADY BEEN ISSUED AND ARE OUTSTANDING. PLEASE RECONCILE. PLEASE ALSO TELL US SUPPLEMENTALLY WHY THE NUMBER OF CLASS B WARRANTS OFFERED BY THE COMPANY DECLINED FROM 630,110 IN AMENDMENT NO. 1 TO 430,110 IN AMENDMENT NO. 2 TO YOUR REGISTRATION STATEMENT. IF 202,500 CLASS C WARRANTS WERE ISSUED UPON EXERCISE OF CLASS B WARRANTS, THEN SHOULDN'T YOU HAVE 427,610 CLASS B WARRANTS LEFT? PLEASE ALSO TELL US SUPPLEMENTALLY WHY 1,350,000 CLASS B WARRANTS ARE NOW BEING OFFERED BY SELLING SHAREHOLDERS INSTEAD OF THE 900,000 REGISTERED ON YOUR LAST AMENDMENT.

     This comment is not applicable to the Form 8-K. For your specific information, however, of the securities incorporated pursuant to Rule 429, you are correct that 202,500 class C warrants have already been issued and are outstanding. Consequently they should not be included under Rule 429. This change will be made when appropriate.

     You also asked us to explain why the class B warrants declined from 630,110 to 430,110 (amendment 1 compared to amendment 2). The original reference to the class B warrants

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 9


reflected the fact that at the time, 2,500 class B warrants had been exercised. Subsequently an additional 200,000 class B warrants were exercised, reducing the number to the current number, 430,110.

     Finally, you asked us to explain why an additional 450,000 class B warrants are now being offered by the selling shareholders. This was explained in amendment no. 2 in the caption, "SELLING HOLDERS AND THEIR PLAN OF DISTRIBUTION
- THE SELLING HOLDERS." Briefly, the prior amendment #1 reflected the circumstances that existed with the selling shareholders in May 2001 - when they held 675,000 class B warrants and 337,500 shares, and Isonics had a contingent obligation to issue an additional 112,500 shares and 225,000 class B warrants if the registration statement was not effective by June 14, 2001. The prior registration table included the additional contingent shares and warrants, registering a total of 450,000 shares and 900,000 class B warrants and underlying securities. When Isonics renegotiated the transaction with the selling shareholders, the total was increased to the current 1,350,000 class B warrants.

10. IN CONNECTION WITH PRIOR COMMENTS 8 AND 9, PLEASE DISCLOSE HOW MANY UNDERWRITER'S WARRANTS REMAIN OUTSTANDING FOR ANOTHER YEAR CONSIDERING THAT THE CLASS A WARRANTS HAVE EXPIRED. IN ADDITION, PLEASE DISCUSS THE UNDERWRITER'S WARRANTS WHERE YOU DISCUSS OTHER WARRANTS, SUCH AS UNDER Shares Offered by Isonics Upon Exercise of Warrants AND Use of Proceeds, AND PROVIDE AN EXPLANATION REGARDING WHY YOU BELIEVE THEY ARE UNLIKELY TO BE EXERCISED.

     This disclosure is not specifically applicable to the Form 8-K. However, for your information, should the Form SB-2 registration statement be refiled, we would propose to add disclosure to the Summary caption entitled "SHARES OFFERED BY ISONICS UPON EXERCISE OF WARRANTS" which describes the underwriters' warrants and provides three reasons that Isonics believes that it is extremely unlikely that the warrants will ever be exercised:

     o The underwriter is no longer in business, and Isonics does not know who currently holds the warrants;

     o Because the class A warrants expired in September 2001, the underwriters' warrants are currently exercisable to purchase a single share of common stock for $9.57 per share - significantly in excess of the current market price for the common stock; and

     o    The underwriters' warrants expire in September 2002.

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 10


11. PLEASE RECONCILE THIS DISCLOSURE, WHICH SUGGESTS THAT THE 450,004 SHARES OF COMMON STOCK OFFERED BY THE SELLING HOLDERS HAVE ALREADY BEEN ISSUED TO THEM, AND THE COVER PAGE DISCLOSURE, WHICH SUGGESTS THAT THESE SHARES ARE "issued or TO BE ISSUED."

     This comment is not specifically applicable to the Form 8-K. However, as set forth in other disclosure in the registration statement, the phrase "or to be issued" was erroneous.

RISK FACTORS

12. IN CONNECTION WITH COMMENT 24 FROM OUR APRIL 6, 2001 LETTER, TO THE EXTENT POSSIBLE, AVOID THE GENERIC CONCLUSIONS YOU MAKE IN THE SUBHEADINGS AND TEXT OF YOUR RISK FACTORS THAT THE RISK DISCUSSED WOULD HAVE AN ADVERSE AFFECT ON YOUR BUSINESS. FOR EXAMPLE, SEE THE LAST SENTENCE UNDER If demand for our product grows suddenly, AND THE SECOND PARAGRAPH UNDER We may not be able to protect our intellectual property ON PAGE 12. PLEASE REVIEW ALL RISK FACTORS AND REPLACE THIS, AND SIMILAR LANGUAGE, WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE AFFECTED.

     We believe that we have complied with this request. As you will note, the risk factors are included in amended Item 6(b) to the Form 10-KSB filed as a part of the Form 8-K.

13. Operations in Russia, the Republic of Uzbekistan, and the Republic of Georgia. .., PAGE 11. WE NOTE YOUR RELIANCE ON SUPPLIERS IN RUSSIA, UZBEKISTAN AND GEORGIA. PLEASE DISCUSS WHETHER THE CONFLICT IN AFGHANISTAN HAS IMPACTED YOUR SUPPLY OF ISOTOPES.

     To date the conflict in Afghanistan has not impacted Isonics' supply of isotopes, and we have added disclosure to that effect.

14. If demand for our products grows suddenly..., page 12. IN CONNECTION WITH PRIOR COMMENT 15, PLEASE DISCUSS, HERE [OR] IN YOUR BUSINESS SECTION, HOW YOU HAVE INCREASED THE SCOPE OF YOUR OPERATIONS. FOR EXAMPLE, DISCUSS HOW YOU HAVE INCREASED THE NUMBER AND TYPE OF PRODUCTS YOU OFFER. ALSO, YOU DISCUSS RESEARCH AND DEVELOPMENT EFFORTS BUT LATER, ON PAGE 14, YOU INDICATE THAT EAGLE-PICHER'S FAILURE TO PROVIDE YOU WITH SILICON-28 HAS HINDERED AND MAY CONTINUE TO HINDER YOUR RESEARCH AND DEVELOPMENT ACTIVITIES. PLEASE RECONCILE THESE DISCLOSURES.

     We have added the disclosure you have requested. Pursuant to your suggestion it has been added to the business section.

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 11


     We do not believe that there is any conflict between the general reference to Isonics' research and development efforts and the Eagle-Picher disclosure.

     * Eagle-Picher's failure to supply the required silicon-28 did impact Isonics' research and development efforts for silicon-28. However, there are other sources of supply for silicon-28. For example, in Isonics' press release dated August 16, 2001, Isonics announced "that it has received the first commercially produced Si-28 Trichlorosilane (Si-28 TCS) from its Russian supplier."

     * Furthermore, Isonics has other on-going research and development projects that do not involve silicon-28, as disclosed in amendment #2 to the registration statement under "BUSINESS - RESEARCH AND DEVELOPMENT", commencing at page 50 of amendment #2 and updated in the current filing.

15. Our shareholders should not rely upon dividends..., PAGE 17. PLEASE EXPLAIN WHY THE FACT THAT YOU DO NOT INTEND TO PAY DIVIDENDS MAKES THIS OFFERING SPECULATIVE OR RISKY.

     We concur that this risk does not make the offering speculative or risky, and that the material disclosure is contained under "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS." Consequently, and with reference to your comment 12, above, we have removed this risk factor.

16. The Total of Our Authorized..., PAGE 17. PLEASE UPDATE THIS RISK FACTOR TO DISCLOSE SHAREHOLDERS' APPROVAL OF AN INCREASE IN AUTHORIZED CAPITAL AS DISCUSSED IN YOUR NOVEMBER 13, 2001 PRESS RELEASE.

     As a result of the shareholder approval, the information set forth in this risk factor is no longer relevant. The material disclosure regarding capitalization is made under "ISONICS CAPITAL STOCK" and "SHARES AVAILABLE FOR FUTURE SALE," and consequently (and with reference to your comment 12), we have removed this risk factor.

SELLING SHAREHOLDERS AND THEIR PLAN OF DISTRIBUTION, PAGES 19 THROUGH 24

17. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 20 AND YOUR REVISED DISCLOSURE. PLEASE IDENTIFY GREENWOOD PARTNERS AS AN UNDERWRITER IN THE PROSPECTUS. WE HAVE LONG CONSIDERED BROKER DEALERS WHO PURCHASE PRIVATELY PLACED SECURITIES AND ARE SELLING SECURITY HOLDERS TO BE UNDERWRITERS, AND THAT THE OFFERING OF SECURITIES BY THEM IS A PRIMARY OFFERING. YOUR

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 12


     CURRENT DISCLOSURE THAT GREENWOOD PARTNERS, L.P MAY BE LIABLE AS AN UNDERWRITER IS NOT RESPONSIVE TO OUR PRIOR COMMENTS ON THIS MATTER. PLEASE REVISE TO CLEARLY INDICATE THAT GREENWOOD PARTNERS IS AN UNDERWRITER.

     This comment is no longer applicable because it was relevant to one selling shareholder named in the Form SB-2 registration statement being withdrawn.

18. IN CONNECTION WITH OUR PRIOR COMMENTS 20 AND 21, PLEASE PROVIDE A SUPPLEMENTAL OPINION OF COUNSEL THAT MR. GUTMAN IS NOT AN "AFFILIATE" WITHIN THE MEANING OF RULE 405.

     This comment is also no longer applicable because it was relevant to one other selling shareholder named in the Form SB-2 registration statement being withdrawn.

19. UNDER "PLAN OF DISTRIBUTION," YOU STATE THAT THE SELLING HOLDERS MAY OFFER AND SELL THE SHARES AND CLASS C WARRANTS UNDERLYING THE CLASS B WARRANTS INCLUDED IN THE PROSPECTUS. HOWEVER, THE PROSPECTUS COVER PAGE DOES NOT INDICATE THAT ANY CLASS C WARRANTS OR SHARES UNDERLYING THE CLASS C WARRANTS ARE BEING OFFERED BY THE SELLING SECURITY HOLDERS. NOTE THAT TO THE EXTENT THAT YOU PRIVATELY PLACED WARRANTS, YOU CAN NOT NOW REGISTER THE EXERCISE OF THE WARRANTS BY THE PURCHASERS IN THE PRIVATE TRANSACTION. PLEASE REVISE OR ADVISE.

     This comment is no longer applicable inasmuch as it references a plan of distribution to the Form SB-2 registration statement.

20. PLEASE MAKE CLEAR IN THE DISCLOSURE THAT THE EXERCISE OF PRIVATELY PLACED WARRANTS BY THE SELLING SHAREHOLDERS IS NOT BEING REGISTERED IN THIS REGISTRATION STATEMENT.


     This comment is no longer applicable inasmuch as it references a plan of distribution to the Form SB-2 registration statement. For your information, we believe that this issue is addressed in the Form S-3 registration statement in note 1 to the selling shareholder table.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION, PAGE 26

NET REVENUES, PAGE 28

21. PLEASE DISCLOSE WHY YOU BELIEVE THAT THE LOSS OF A MAJOR CUSTOMER TO A COMPETITOR WILL HAVE ONLY A "SHORT-TERM EFFECT" ON THE COMPANY. WE NOTE THAT NET REVENUES FROM

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 13


     INTERNATIONAL ISOTOPE PRODUCT SALES FOR THREE MONTHS ENDED JULY 31, 2001 DECREASED 52% PRIMARILY AS A RESULT OF THE LOSS OF THIS CUSTOMER.

     As stated in the Form 10-K for the year ended April 30, 2001, Isonics believes that that the loss of the significant customer will have a short term effect until Isonics is able to replace the revenues generated by that customer through sales to other customers. As the staff points out, "net revenues from international isotope product sales for the three months ended July 31, 2001 decreased 52% primarily as a result of the loss of this customer"; while that statement is correct, Isonics has been generating additional sales of products to different customers and is close to having replaced the lost customer. Please consider the following financial information from Isonics' Forms 10-QSB for the current fiscal year:

     Net revenues from international isotope sales on a quarterly basis are as follows:

          July 31, 2000             $1,508,000
          July 31, 2001             $ 730,000
          October 31, 2001          $1,052,000
          January 31, 2002          $1,245,000

     In addition Isonics' domestic isotope sales continue to increase on a quarterly basis as follows:

          July 31, 2000             $ 528,000
          July 31, 2001             $ 904,000
          October 31, 2001          $ 965,000
          January 31, 2002          $1,089,000

     Combined revenues for the periods noted are as follows:

     Nine months ended
          January 31, 2001          $6,323,000
          January 31, 2002          $5,981,000

     As one can see from the consistent increase in quarterly sales (both domestically and internationally) this year Isonics believes that the effects from the loss of the customer was and is temporary as Isonics continue to grow the business by increasing sales.

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 14

BUSINESS

RECENT LICENSE, PAGE 39

22. PLEASE DISCLOSE WHEN YOU ANTICIPATE COMPLETING YOUR LICENSING AGREEMENT WITH SEI, AND WHAT YOU MEAN WHEN YOU SAY "IF COMPLETED." YOUR FIRST BULLET POINT SAYS THAT YOU LICENSED SEI'S TECHNOLOGY ON SEPTEMBER 14, 2001. IN ADDITION, WE NOTE THAT RELATED EMPLOYMENT AND LEASE AGREEMENTS ARE CONTINGENT UPON YOUR RAISING $2,000,000 IN THE NEAR TERM. PLEASE SPECIFY WHAT "NEAR TERM" MEANS. BASED ON YOUR USE OF PROCEEDS DISCLOSURE, YOU WILL ONLY RAISE $2,000,000 IF ALL YOUR CLASS B WARRANTS ARE EXERCISED, AND WE NOTE THAT YOUR COMMON STOCK IS CURRENTLY TRADING BELOW THE EXERCISE PRICE OF THE CLASS B WARRANTS. PLEASE DISCUSS HOW WILL YOU OTHERWISE COMPLETE THESE AGREEMENTS.

     The term "if completed" was a reference to the fact that Isonics had the right until November 30, 2001, to terminate the arrangement, cancel the license agreement, and cancel the shares issued to SEI. Isonics did not exercise this right and, therefore, the phrase "if completed" is no longer accurate and has been deleted.

     We note your comments with respect to raising $2,000,000 for Isonics to make effective certain employment agreements and to commence the SOI (silicon-on-insulator) business. As stated in amendment #2 and as repeated in this amendment, the proceeds from the exercise of the class B warrants is not intended to be used for the SOI business; Isonics obtained private capital from accredited investors and qualified institutional buyers as described in the Form S-3 registration statement, and as further described in a Form 8-K reporting an event of March 22, 2002 (filed April 25, 2002).

     We have deleted the reference to "near term." Because of the passage of time and changed circumstances, the entire disclosure has been extensively rewritten.

23. PLEASE CLARIFY WHETHER SEI IS CONTEMPLATING FILING A BANKRUPTCY PETITION OR HAS ALREADY FILED A BANKRUPTCY PETITION. IN ADDITION, PLEASE UPDATE YOUR DISCLOSURE TO REFLECT WHETHER YOU WERE ABLE TO NEGOTIATE NEW LEASES WITH SEI LANDLORDS BY NOVEMBER 30, 2001.

     SEI filed a bankruptcy petition on November 21, 2001, and the disclosure you pointed to has been clarified.

     Isonics was unable to negotiate arrangements with SEI's landlords by November 30, 2001. For that and other reasons, Isonics is proceeding with the SOI business in a different manner, as set forth in the revised disclosure.

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 15

SIGNIFICANT CUSTOMERS, PAGE 50

24. PLEASE IDENTIFY BY NAME ANY CUSTOMER THAT ACCOUNTS FOR MORE THAN 10% OF YOUR REVENUE, OR WHOSE DEPARTURE WOULD OTHERWISE BE MATERIAL TO YOU. PLEASE REVISE THIS SECTION, AS WELL AS OTHER SECTIONS DISCUSSING MATERIAL CUSTOMERS (RISK FACTORS, MD&A) WITH THIS COMMENT IN MIND.

     The changes have been made as you requested.

ISONICS' CAPITAL STOCK, PAGE 75

25. WE NOTE YOUR DISCLOSURE THAT A SUBSTANTIAL AMOUNT OF OUTSTANDING OPTIONS ARE IMMEDIATELY EXERCISABLE. PLEASE STATE THE AMOUNT OF OPTIONS THAT ARE IMMEDIATELY EXERCISABLE.

     Isonics disclosed in the notes to its consolidated financial statements for the year ended April 30, 2001 that 949,632 stock options were immediately exercisable. As of April 12, 2002 (the cut-off date used in the recently filed S-3) there were 938,473 stock options that were immediately exercisable.


PART II

ITEM 26 - RECENT SALES OF UNREGISTERED SECURITIES

26. PLEASE REVIEW THE ENTIRE FILING AND ENSURE THAT ALL RECENT SALES ARE DISCLOSED UNDER THIS HEADING. FOR EXAMPLE, ON PAGE 34, YOU DISCUSS THE ISSUANCE OF 146,301 COMMON STOCK WARRANTS TO PREFERRED SHAREHOLDERS BUT THIS ISSUANCE IS NOT DISCLOSED UNDER THIS HEADING. ON PAGE 42, YOU DISCUSS THE ISSUANCE OF 75,000 SHARES OF COMMON STOCK TO ACQUIRE PATENT RIGHTS BUT THIS ISSUANCE IS NOT DISCLOSED UNDER THIS HEADING.

     We have added additional information regarding recent sales of unregistered securities, as you requested. SEE, for example, the risk factor entitled "OUTSTANDING SERIES A PREFERRED STOCK, OPTIONS AND WARRANTS MAY MAKE IT DIFFICULT FOR US TO OBTAIN ADDITIONAL CAPITAL ON REASONABLE TERMS" as well as the Form 8-K reporting events of March 22, 2002 (filed April 25, 2002) and January 8, 2002 (filed February 1, 2002).

                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 16


     Specifically with reference to your comment, we note that the 146,301 common stock warrants you mentioned were issued to the holders of other warrants as a result of a dilution adjustment. Consequently the issuance of those additional warrants did not constitute a "sale" as that term is defined in ss.2(a)(3) of the 1933 Act.

JULY 1998 IPRC ACQUISITION, PAGE II-8

27.  DISCLOSE THE VALUE OF THE STOCK ISSUED IN THE IPRC ACQUISITION.

     Isonics issued 353,982 shares of common stock valued at $708,000 to acquire IPRC. Because the part II disclosure is not required in the amendment to the Form 8-K, it has not been included. This disclosure will be included in the next appropriate filing.

ITEM 27 - EXHIBITS

28. WE NOTE THAT YOU HAVE NOT FILED AN OPINION FROM ARTER HADDEN, LLP. PLEASE FILE AN OPINION PRIOR TO EFFECTIVENESS.

     This is not applicable to the Form 8-K as filed. We would note that Isonics did file an opinion of Arter & Hadden LLP as an exhibit to the Form S-3 registration statement.

29. ANY AMENDMENT SHOULD INCLUDE A CURRENTLY DATED CONSENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS. (A)

     This is not applicable to the Form 8-K as filed. We would note that Isonics did file an the accountants consent as an exhibit to the Form S-3 registration statement.

     Again, on behalf of Isonics Corporation we thank you very much for your assistance in this process. If you have any questions, please do not hesitate to let the undersigned know.


                                        Sincerely yours,

                                        /s/ James E. Alexander

                                        James E. Alexander, President
                                        Isonics Corporation


cc:  Herrick K. Lidstone, Jr., Burns, Figa & Will, P.C.
     Brett Lewis, C.P.A., Grant-Thornton